
03053317

ANNUAL AUDITED REPORT
FORM G-405
PART III

U.S. Department of the Treasury
Washington, D.C. 20220



SEC MAIL PROCESSING
RECEIVED
MAY 27 2003
188
SECTION

Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

TCS/25

OMB APPROVAL
OMB # 1535-0089

SEC FILE NUMBER
8- 37943

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MMDDYYYY) AND ENDING 03/31/03 (MMDDYYYY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:
GARBAN CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Harborside Financial Center, 1100 Plaza Five
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Curry — 212-341-9746
(Area Code - Telephone No.)

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
(Name - if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. (See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2)

SEC 1410 (11-84)

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garban Capital Markets LLC, as of March 31, in the year 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer
Title

Notary Public

Roger C. Campbell
Attorney at Law of New Jersey
Statutory Authority
Oaths, Affirmations & Affidavits N.J.S.A. 41: 2-1
Acknowledgements of Deeds, etc. N.J.S.A. 46: 14-6 et seq

This report * * contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- [ ] (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.


SEC MAIL PROCESSING
RECEIVED
MAY 2 7 2003
WASH. D.C.
188
SECTION

Garban Capital Markets LLC and Subsidiary

Consolidated Statement of Financial Condition
March 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of
Garban Capital Markets LLC and Subsidiary:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Garban Capital Markets LLC and Subsidiary ("the Company") at March 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 21, 2003

Garban Capital Markets LLC and Subsidiary
Consolidated Statement of Financial Condition
March 31, 2003
(dollars in thousands)

Assets

Cash and cash equivalents	$	21,982
Commissions receivable, net of allowance for doubtful accounts of $453		16,662
Securities owned, at market value		5,754
Receivable from affiliates		11,397
Prepaid expenses and other assets		4,756
	$	60,551

Liabilities and Member's Equity

Liabilities		
Accrued expenses and accounts payable	$	19,138
		19,138
Commitments and contingencies (Note 8)		
Member's equity		41,413
	$	60,551

The accompanying notes are an integral part of this consolidated financial statement.

(dollars in thousands)

1. Organization

Garban Capital Markets LLC (the "Company"), a Delaware limited liability company, is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom and engaged principally in money and securities broking throughout the world. The Member is Garban LLC, a subsidiary of Garban Intercapital North America, Inc. ("GINA").

The Company is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company, headquartered in New Jersey, provides a domestic and international money market brokerage service which includes eurodollar, federal funds, term federal funds, derivatives, non-deliverable forwards, forward foreign exchange contracts and other money market brokerage activities.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Garvin Brokers Inc. All material intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents at March 31, 2003 includes approximately $237 invested in a short-term highly liquid money market mutual fund and approximately $21,537 invested in commercial paper of a single issuer. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Securities owned are recorded at market value. At March 31, 2003, securities owned include a listed company's short-term corporate note with a maturity of approximately one year and a market value of approximately $2,548, investments with a market value of approximately $2,183 in open-end management investment companies that primarily invest in U.S. Government agency securities, and $1,023 in negotiable certificates of deposit. The Company's securities are held at a major financial institution.

Securities transactions are recorded on a trade date basis.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

The Company is party to a Tax Sharing Agreement (the "Agreement") with GINA and affiliated entities. Pursuant to this Agreement, the Company is required to remit payments, on a quarterly basis, to GINA in respect of current and deferred federal, state and local income taxes on the net income earned by the Company. The Company is included in the consolidated federal and combined state and local tax returns filed by GINA. Deferred tax assets or liabilities and taxes receivable or payable are calculated as if each entity were a separate taxpayer.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

All financial assets and financial liabilities are stated at amounts which approximate fair value.

3. Regulatory Requirements

The Company is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

The Company had liquid capital of approximately $20,330 at March 31, 2003, which was approximately $18,829 in excess of the minimum liquid capital requirement. The Company's ratio of liquid capital to total haircuts was approximately 16 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 (the "Rule"), as amended, as the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (i) of subparagraph (k)(2) of the Rule.

4. Employee Benefits

The Company along with other affiliates participates in a trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management.

5. Stock Option Plans

The Company participates in stock option plans that provide for the granting of options to acquire shares in ICAP plc to officers and other key employees of the Company. Options are generally granted at the market value of the date of the grant. Under one plan, options are granted with an exercise price that represents 50% of the market value at the grant date. Options generally vest between three and four years after the grant date and will expire within seven to ten years after the grant date.

6. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company, as agent, executes transactions between undisclosed principals. If the agency transactions do not settle because of failure by either counterparty to perform, the Company may be required to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. However, the Company does not anticipate non-performance by counterparties in the above situation.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The contractual amount of purchase and sale transactions at March 31, 2003 was approximately $180 million for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled. Substantially all of these transactions have subsequently settled.

7. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy and administrative (including finance, human resources, operations, legal and electronic data processing functions) services. Amounts receivable from and payable to affiliate are non-interest bearing and due on demand.

8. Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of its business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition.

The Company rents office space under a lease expiring in the fiscal year 2004. Leases contain provisions for escalations based on increases in certain costs incurred by the lessors. Minimum annual lease commitment through the fiscal year 2004 is $18.